UNITED STATES SECURITIES
AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING
NOTIFICATION FORM

(Amendment No. 2)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	☐
Securities Act Rule 802 (Exchange Offer)	☒
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	☐
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	☐
Exchange Act Rule 14e-2(d) (Subject Company Response)	☐

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b)(8) ☐

Note: Regulation S-T Rule 101(b)(8) only permits the filing or submission of a Form CB in paper by a party that is not subject to the reporting requirements of Section 13 or 15(d) of the Exchange Act.

Kabushiki Kaisha DWANGO
(Name of Subject Company)

DWANGO Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

Japan
(Jurisdiction of Subject Company’s Incorporation or Organization)

KADOKAWA CORPORATION
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Yuriya Komatsu Chief Financial Officer DWANGO Co., Ltd. KABUKIZA TOWER 4-12-15 Ginza, Chuo-ku, Tokyo, 104-0061 JAPAN +81-3-3549-6300
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

Copies to:

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item 1.  Home Jurisdiction Documents

Exhibit I-1: Correction: Notice of partial correction of “Notice of execution of integration agreement between KADOKAWA CORPORATION and DWANGO Co., Ltd. and preparation of share transfer plan” dated July 1, 2014.

Item 2.  Informational Legends

Included in Exhibit I-1.

PART II - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)	Not applicable.

(2)	Not applicable.

(3)	Not applicable.

PART III - CONSENT TO SERVICE OF PROCESS

(1)	Written irrevocable consent and power of attorney on Form F-X filed with the Commission on May 15, 2014.

(2)	Not applicable.

2

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Akira Watanabe
(Signature)

Akira Watanabe Director, Executive Deputy General Manager KADOKAWA CORPORATION
(Name and Title)

July 2, 2014
(Date)

3

Exhibit I-1
(English Language Translation)

This integration and joint share transfer involves securities of a Japanese company. The integration and joint share transfer is subject to disclosure requirements of Japan that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under U.S. federal securities laws, since the issuer is located in Japan, and some or all of its officers and directors are residents of Japan. You may not be able to sue a Japanese company or its officers or directors in a Japanese court for violations of the U.S. securities laws. Furthermore, it may be difficult to compel a Japanese company and its affiliates to subject themselves to a U.S. court’s judgment.
You should be aware that the issuer may purchase securities otherwise than under the joint share transfer, such as in open market or privately negotiated purchases.

I-1-2

July 1, 2014

Press Release

Company Name: KADOKAWA CORPORATION
Representative: Masaki Matsubara, Representative Director and President
(Code Number: 9477, First Section of Tokyo Stock Exchange)
Contact: Tsuneo Taniguchi, Managing Director and Executive General Manager
(TEL: +81-3-3238-8412)

Company Name: DWANGO Co., Ltd.
Representative: Takashi Araki, Board Director and President
(Code Number: 3715, First Section of Tokyo Stock Exchange)
Contact: Yuriya Komatsu, CFA, Chief Financial Officer
(TEL: +81-3-3549-6300)

Correction:
Notice of partial correction of “Notice of execution of integration agreement between KADOKAWA CORPORATION and DWANGO Co., Ltd.
and preparation of share transfer plan”

A part of the press release titled “Notice of execution of integration agreement between KADOKAWA CORPORATION and DWANGO Co., Ltd. and preparation of share transfer plan” announced on May 14, 2014 has been found to require a correction; accordingly, the press release is corrected as set forth below.

This correction has become necessary because the number of treasury shares of DWANGO Co., Ltd. as of March 31, 2014 was calculated to include the number of shares of DWANGO Co., Ltd. held by its J-ESOP trust account (28,200 shares).  The number of shares after the correction has been calculated by excluding the number of shares of DWANGO Co., Ltd. held by its J-ESOP trust account from the number of treasury shares of DWANGO Co., Ltd.

Details of the correction (the corrected part is underlined and the parts not requiring correction have been omitted):

“5. Outline of the integration, (2) Details of allotment for the share transfer, Note 2” (page 5, line 16).

Before Correction

Number of new shares scheduled to be delivered by the Integrated Holding Company through the share transfer: 74,907,650 shares of common stock

(The rest omitted)

After Correction

Number of new shares scheduled to be delivered by the Integrated Holding Company through the share transfer: 74,935,850 shares of common stock

(The rest omitted)

End.

I-1-2